UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2010.

or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from to .
Commission file number 1-02658
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stewart Salary Deferral Plan
1980 Post Oak Blvd
Houston, TX 77056-3899
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stewart Information Services Corporation
(a Delaware Corporation)
74-1677330
1980 Post Oak Blvd
Houston, Texas 77056-3899
Telephone Number — Area Code (713) 625 -8100

Required Information
The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart Salary Deferral Plan:
Report of Independent Registered Public Accounting Firm
Financial Statements:
     Statements of Net Assets Available for Benefits — December 31, 2010 and 2009
     Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2010
Notes to Financial Statements — December 31, 2010 and 2009
Supplemental Schedules:
Supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions — Year Ended December 31, 2010
Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010
Signature
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

STEWART SALARY DEFERRAL PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We have audited the accompanying statements of net assets available for benefits of the Stewart Salary Deferral Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2010 and schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.
/s/ MFR, P.C.
Houston, Texas
June 9, 2011
Continued

STEWART SALARY DEFERRAL PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

ASSETS:
Investments, at fair value	$203,729,667	$192,341,400
Noninterest — bearing cash	3,682	—
Receivables:
Notes receivable from plan participants	6,422,261	6,414,026
Plan participants’ contributions	465,602	489,587
Securities sales receivable	104,386	68,191
Other plan receivables	127,983	123,850
Accrued income on investments	—	278

Total receivables	7,120,232	7,095,932

Total assets	210,853,581	199,437,332

LIABILITIES:
Securities purchases payable	668,181	605,160
Administrative expense payable	18,750	20,000
Excess contribution refunds	—	196,966

Total liabilities	686,931	822,126

Total net assets available for benefits	$210,166,650	$198,615,206

See accompanying notes to financial statements.
Continued

STEWART SALARY DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

ADDITIONS TO NET ASSETS:
Contributions:
Plan participants	$13,658,526
Rollovers	430,353

Total contributions	14,088,879

Net investment income:
Dividends, capital gains and interest	3,748,569
Net appreciation of investments	15,215,908
Other investment income	70,678

Total investment income	19,035,155
Less investment expenses	(70,678)

Total net investment income	18,964,477

Interest on notes receivable from plan participants	367,572
Other plan income	139,750

Total additions to net assets	33,560,678

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	21,908,425
Administrative expenses	100,809

Total deductions from net assets	22,009,234

Net increase in net assets available for benefits	11,551,444

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	198,615,206

End of year	$210,166,650

See accompanying notes to financial statements.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1) DESCRIPTION OF THE PLAN
The Stewart Salary Deferral Plan (the “Plan”) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (“STG”). STG is a wholly owned subsidiary of Stewart Information Services Corporation (“SISCO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is administered by STG (the “Plan Administrator”) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (“Wells Fargo”). An administrative committee of executives (the “Administrative Committee”) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.
The Plan was amended and restated in its entirety effective January 1, 2008 to update for prior amendments and conform to current regulations. During 2010 and 2009, the Plan was also amended to conform to current tax regulations, as well as to allow for certain discretionary amendments to Plan provisions.
The summary of significant provisions of the Plan presented below provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     (a) Employee Participation
The Plan is made available to eligible employees of STG and its affiliates (collectively the “Company”). All employees who have completed ninety days (90) of service and work a minimum number of hours, as defined by the Plan, are eligible to participate in the Plan.
     (b) Contributions
Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the “IRC”). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2010 and 2009, excess contribution refunds were due to Plan participants in the amount of $0 and $196,966, respectively.
Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.
The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. On November 21, 2008, STG’s Board of Directors voted to temporarily suspend the Company’s matching contributions effective January 1, 2009 and such contributions remained suspended during 2010.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. The Plan had no discretionary contributions for the year ended December 31, 2010.
Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.
     (c) Participant Accounts
Each participant’s account is credited with the elected deferral amount, the Company’s employer matching contribution, a Company discretionary contribution, if any, and an allocation of Plan earnings. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.
     (d) Investment Options
Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2010 and 2009, the Plan offers fifteen mutual funds (including six target date funds), one common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan.
The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund G, a common collective trust fund, which is not available as an investment option. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.
The Plan utilizes the Wells Fargo Advantage Cash Investment Money Market Service Fund (the Expense Reserve Fund), a mutual fund, for the investment of funds deposited for the payment of administrative expenses for the Plan. This fund is nonparticipant-directed, which is not available as an investment option by Plan participants.
     (e) Vesting and Payment of Benefits
Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.
Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Upon other termination of employment, participants are eligible to receive payment of the total account balance if they have completed three (3) years of service. Participants who have completed less than three (3) years of service are eligible to receive payment of all employee contributions, but forfeit Company matching and discretionary contributions and related earnings on such contributions.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Prior to May 2010, participants who have attained age 70 1/2 could elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution. During May 2010, the Plan was amended to reduce the minimum required age for receipt of in-service distributions from age 70 1/2 to age 59 1/2.
During December 2010, the Plan was amended to provide for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan, effective as of January, 1, 2011.
Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $1,000 or less, payment must be made in a lump-sum distribution. During 2010, this amount was increased to $5,000, effective for minimum required distributions, beginning on January 1, 2011. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.
There were no amounts allocated to withdrawing participants for amounts that have been processed and approved for payment prior to December 31, 2010 and 2009, but not yet paid as of that date.
     (f) Forfeited Accounts
As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $287,059 and $171,499, respectively. These accounts may be used to pay administrative expenses such as audit and legal fees, as well as consulting fees in excess of amounts deposited, as determined allowable under the provisions of the Plan, or may be used to offset future Company matching or discretionary contributions. During 2010, no forfeitures were utilized to reduce Company matching or discretionary contributions or to pay administrative expenses of the Plan.
     (g) Notes Receivable from Plan Participants
A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from plan participants.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid. Loan administration fees and mutual fund redemption fees are paid from Plan assets and allocated to the effected participant accounts. Certain investment consulting fees are paid from amounts deposited to pay administrative expenses and thus are not allocated to participants.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
All administrative expenses, including audit and legal fees, as well as consulting fees in excess of amounts deposited are paid either by the Company or from available forfeitures, as determined allowable under the provisions of the Plan.
Certain prior year reclassifications have been made to conform to current year presentation.
     (b) Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.
     (c) Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: Valued at the fair value of the underlying securities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$60,384,291	$—	$—	$60,384,291
Small equity funds	24,461,787	—	—	24,461,787
International equity fund	15,168,354	—	—	15,168,354

Total equity funds	100,014,432	—	—	100,014,432

Balanced funds	41,847,853	—	—	41,847,853
Money market funds	28,880,216	—	—	28,880,216
Fixed income fund	7,523,363	—	—	7,523,363

Total mutual funds	178,265,864	—	—	178,265,864

Common stock	3,395,170	—	—	3,395,170
Common collective trust funds:
Fixed income fund	—	21,897,444	—	21,897,444
Money market fund	—	171,189	—	171,189

Total common collective trust funds	—	22,068,633	—	22,068,633

Total assets at fair value	$181,661,034	$22,068,633	$—	$203,729,667

Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$57,889,092	$—	$—	$57,889,092
Small equity funds	19,387,636	—	—	19,387,636
International equity fund	15,369,712	—	—	15,369,712

Total equity funds	92,646,440	—	—	92,646,440

Balanced funds	38,377,488	—	—	38,377,488
Money market funds	30,898,381	—	—	30,898,381
Fixed income funds	7,126,785	—	—	7,126,785

Total mutual funds	169,049,094	—	—	169,049,094

Common stock	3,184,085	—	—	3,184,085
Common collective trust funds:
Fixed income fund	—	19,977,394	—	19,977,394
Money market fund	—	130,827	—	130,827

Total common collective trust funds	—	20,108,221	—	20,108,221

Total assets at fair value	$172,233,179	$20,108,221	$—	$192,341,400

     (d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     (e) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
     (f) New Accounting Pronouncement
In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU No. 2010-25). ASU No. 2010-25 classifies participant loans as notes receivable from plan participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 is effective for financial statements issued for fiscal years ending after December 15, 2010, and should be retroactively applied to all prior periods presented. There was no impact on the Plan’s net assets available for benefits as of December 31, 2010 and 2009 at the time of adoption and management does not expect this ASU to materially affect the Plan’s net assets available for benefits or changes in net assets available for benefits going forward.
(3) INVESTMENTS
The following table presents all Plan investments (participant-directed and non-participant directed) which exceed 5% of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Wells Fargo Bond Index Fund N	$21,897,444	$19,977,394
Wells Fargo Advantage Cash Investment Money Market Fund I	28,880,216	30,895,859
Wells Fargo Advantage Index Fund	29,655,168	27,539,943
Wells Fargo Dow Jones Target 2020 Fund I	16,226,989	14,872,013
Dodge & Cox Stock Fund	20,103,602	19,231,789
Dreyfus Small Cap Stock Index Fund	10,577,446	8,514,089	*
Janus Forty Fund — Class S	10,625,521	11,117,360
Fidelity Advisor Spartan International Index Fund — Class I	15,168,354	15,369,712

*	presented for comparative purposes only
The following table presents the net appreciation (depreciation) of all Plan investments (participant-directed and non-participant directed) for the year ended December 31, 2010 by investment type:

Mutual funds	$13,917,760
Common stock	45,500
Common collective trust funds	1,252,648

Total net appreciation of investments	$15,215,908

Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(4) NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan invests funds deposited for the payment of administrative expenses in the Expense Reserve Fund, which is non-participant directed. The following table presents information about the net assets relating to the nonparticipant-directed Plan investment at December 31, 2010 and 2009:

	2010	2009
Net Assets:
Investment in mutual funds	$—	$2,522
Receivable for other plan income	18,750	18,750

Total assets	18,750	21,272

Administrative expense payable	18,750	20,000

Total net assets	$—	$1,272

The following table presents information about the significant changes in net assets relating to the nonparticipant-directed Plan investment for the year ended December 31, 2010:

Changes in Net Assets:
Other plan income	$75,001
Administrative expenses	(76,273)

Total changes in net assets	$(1,272)

(5) PLAN TERMINATION
The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has temporarily suspended matching contributions to the Plan effective January 1, 2009, however, has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.
(6) RELATED-PARTY TRANSACTIONS
Wells Fargo is the trustee of the Plan. Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo. During 2010, the Plan paid administrative expenses to Wells Fargo for loan administration fees of $23,100. In addition, receipts from Wells Fargo totaled $75,001 for 2010, including amounts receivable as of December 31, 2010 and 2009, of $18,750 respectively for both years. These transactions qualify as party-in-interest transactions.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Dabney Investment Consulting Associates, Inc. (Dabney) is an investment advisor for the Plan. Administrative expenses paid by the Plan to Dabney for investment consulting fees totaled $76,273 for 2010, including amounts payable as of December 31, 2010 and 2009, of $18,750 and $20,000, respectively. Therefore, these transactions qualify as party-in-interest transactions.
Certain Plan investments held are shares of SISCO common stock, and thus, these transactions qualify as party-in-interest transactions.
These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.
(7) TAX STATUS
The Plan received its latest favorable determination letter dated August 12, 2008, in which the Internal Revenue Service (the IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.
(8) DELINQUENT PARTICIPANT CONTRIBUTIONS
By letter dated February 4, 2010, U.S. Department of Labor initiated a review of the Plan’s operations. The DOL informed the Plan’s sponsor, STG, on March 22, 2010, that it had found STG delinquent in remitting certain participants’ contributions to the Plan. STG responded to the DOL in writing on March 22, 2010 of its proposed corrective action to prospectively reduce the time to remit payroll contributions to two business days following payroll pay dates from its former practice of two to five business days. The DOL informed STG, by letter dated April 13, 2010, that the prospective corrective action for participant contribution remittances was sufficient and that no further action would be taken. STG followed with a letter to the DOL on May 8, 2010 with agreement to implement the prospective corrective action plan. In addition, STG voluntarily remitted lost earnings plus interest on the late contributions to the Plan’s trust on May 12, 2010 and allocated such amounts to Plan participants. STG voluntarily made all tax return filings for the Plan with the IRS and paid penalties and interest due as of July 21, 2010 to the IRS.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(9) SUBSEQUENT EVENTS
Subsequent events have been evaluated through June 9, 2011, which is the date the financial statements were issued.
During May 2011, the Administrative Committee voted to amend the Plan to remove the ninety days (90) of service requirement to allow for immediate participation in the Plan for employees who work a minimum number of hours, as defined by the Plan, effective July 2011.
During May 2011, the Administrative Committee also voted to amend the Plan to permit employees to rollover Roth 401(k) after-tax amounts with earnings held in other qualified plans into the Plan, subject to certain restrictions, effective July 2011.
Continued

STEWART SALARY DEFERRAL PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010
Plan Sponsor Number: 74-0924290
Plan Number: 002

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
(including Participant Loan Repayments)	Corrected Outside VFCP
$14,709,590	$14,709,590
See accompanying report of independent registered public accounting firm.

STEWART SALARY DEFERRAL PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010
Plan Sponsor Number: 74-0924290
Plan Number: 002

Party-	Identity of issuer,	Description of investment including maturity
in-	borrower, lessor, or	date, rate of interest, collateral, par or		Current
interest	similar party	maturity value	Cost	value

		Participant Directed Investments:

*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$21,897,444
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Fund — Class I	**	28,880,216
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund — Admin Class	**	29,655,168
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target Today Fund I	**	1,267,099
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund I	**	7,886,284
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund I	**	16,226,989
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund I	**	10,478,875
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund I	**	5,206,207
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2050 Fund I	**	782,399
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund — Class I	**	5,225,444
	Dodge & Cox Funds	Stock Fund	**	20,103,602
	Dreyfus Family of Funds	Small Cap Stock Index Fund	**	10,577,446
	Goldman Sachs Funds	Small Cap Value Fund	**	8,658,897
	Goldman Sachs Funds	Short Duration Government Fund — Class I	**	7,523,363
	Janus Funds	Forty Fund — Class S	**	10,625,521
	Fidelity Investments	Advisor Spartan International Fund — Class I	**	15,168,354
*	Stewart Information Services Corporation	Common Stock	**	3,395,170
*	Wells Fargo Bank of Texas, N.A.	Short Term Investment Fund G	**	171,189
*	Participant loans	Interest rates from 4.50% to 9.75%	**	6,422,261

		Non-participant Directed Investment:
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Service Fund	$-	—

		Total (Held at End of Year)		$210,151,928

*	A party-in-interest as defined by ERISA.

**	Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2011

	By:	/s/ Larry Davis Larry Davis, STG Senior Vice President and
Chairman — Administrative Committee of the
Stewart Salary Deferral Plan